UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                     (Amendment No.6 and Amendment No.8)*


                         QUESTCOR PHARMACEUTICALS INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   232808105
-------------------------------------------------------------------------------
                                (CUSIP Number)


                            Joseph J. Giunta, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                            300 South Grand Avenue
                             Los Angeles, CA 90071
                                (213) 687-5000
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                January 12, 2004
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g),
check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Claudio Cavazza
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |X|
                                                                  (b)  |_|

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Italy
-------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
          NUMBER OF                     0
          SHARES         ------------------------------------------------------
          BENEFICIALLY           8      SHARED VOTING POWER
          OWNED BY                      14,631,375
          EACH           ------------------------------------------------------
          REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON WITH                   1,756,781
                         ------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        10,668,712
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 14,631,375
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   31.53%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Paolo Cavazza
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |X|
                                                                  (b)  |_|

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Italy
-------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
          NUMBER OF                     0
          SHARES         ------------------------------------------------------
          BENEFICIALLY           8      SHARED VOTING POWER
          OWNED BY                      14,631,375
          EACH           ------------------------------------------------------
          REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON WITH                   1,756,782
                         ------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        11,117,812
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  14,631,375
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   31.53%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Sigma-Tau Finanziaria SpA
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  |X|
                                                                  (b)  |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Italy
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES         ------------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          14,631,375
          EACH           ------------------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       0
                         ------------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            10,668,712
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 14,631,375
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    31.53%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Sigma-Tau International S.A.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Luxembourg
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES         ------------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          14,631,375
          EACH           ------------------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       0
                         ------------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            10,668,712
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  14,631,375
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    31.53%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Defiante Farmaceutica L.D.A.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  |X|
                                                                 (b)  |_|

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Portugal
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES         ------------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          14,631,375
          EACH
          REPORTING      ------------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            0
                         ------------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            2,025,315
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  14,631,375
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    31.53%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Aptafin S.p.A.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X|
                                                                 (b) |_|

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                Italy
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES         ------------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          14,631,375
          EACH           ------------------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       0
                         ------------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            11,117,812
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  14,631,375
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    31.53%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      CO
-------------------------------------------------------------------------------

                              Amendment No. 6 and
                              Amendment No. 8 to
                           Statement on Schedule 13D

         This Amendment No. 6 (the "Amendment No. 6") amends the Statement on
Schedule 13D filed with the Securities and Exchange Commission ("SEC") on March 25, 2002 (the "Sigma/Defiante Schedule 13D"), as amended, relating to shares of the common stock, no par value (the "Common Stock"), of Questcor Pharmaceuticals Inc., a California corporation ("Questcor"). This Amendment No. 8 (the "Amendment No. 8" and, together with the Amendment No. 6, this "Statement") amends the Statement on Schedule 13D, filed with the SEC on August 7, 2001 (the "Cavazza/Sigma Schedule 13D" and, together with the Sigma/Defiante Schedule 13D, the "Schedule 13Ds"), as amended, relating to the shares of Common Stock. Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), this Amendment No. 6 is being filed on behalf of Sigma-Tau Finanziaria SpA, an Italian corporation ("Sigma Tau") and Defiante Farmaceutica L.D.A., a Portuguese corporation ("Defiante") (formerly known as Defiante Farmaceutica Unipessoal L.D.A.), and this Amendment No. 8 is being filed on behalf of Sigma-Tau International S.A., a Luxembourg corporation ("Sigma Tau International") (formerly known as Sigma-Tau Finance Holding S.A.), Aptafin S.p.A., an Italian corporation ("Aptafin"), Mr. Claudio Cavazza ("Mr. C. Cavazza") and Mr. Paolo Cavazza ("Mr. P. Cavazza" and, together with Mr. C. Cavazza, Sigma Tau International, Aptafin, Defiante and Sigma Tau, the "Reporting Persons").

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 of the Schedule 13Ds are hereby amended to add the following, which more specifically describes the transaction reported by the Reporting Persons on January 13, 2004:

         The 759,493 shares of Common Stock purchased by Defiante were purchased from Questcor in a private placement on January 12, 2004. Questcor sold the shares to Defiante in exchange for total consideration of $489,113.51, consisting of $435,949.00 in cash and the surrender of 759,493 warrants held by Defiante (which were valued at $53,164.51 upon surrender). Defiante used its working capital to provide the cash portion of the consideration.

Item 4.  Purpose of the Transaction.
         --------------------------

         Item 4 of the Schedule 13Ds are hereby amended to add the following:

         The Reporting Persons originally acquired the shares reported herein to gain an equity investment interest in Questcor. The Reporting Persons acquired the shares described in Item 3 above upon their determination that the purchase price for the shares provided for an attractive investment. The Reporting Persons intend to evaluate on an ongoing basis Questcor's financial condition, business operations and prospects. Based on such evaluations and prevailing market conditions, the Reporting Persons will determine whether to acquire or sell shares of Common Stock, subject to compliance with Section 16(b) of the Act and the rules promulgated thereunder.

         None of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Questcor.
         ----------------------------------

         Item 5(b) of the Schedule 13Ds are hereby amended as follows:

         Aptafin
         -------

         The number of shares of Common Stock as to which Aptafin has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Aptafin shares the power to vote or direct the vote is 14,631,375. The number of shares of Common Stock as to which Aptafin has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Aptafin shares the power to dispose or direct the disposition is 11,117,812.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         EXHIBIT 1 - Joint Filing Agreement dated January 13, 2004 by and between the Reporting Persons(1).

         EXHIBIT 2 - Power of Attorney dated April 8, 2003 by and between the Reporting Persons(2).

________________
(1) Incorporated by reference to Exhibit 1 of Amendment No. 5 and Amendment No. 7 to the Statement on Schedule 13D, filed with the SEC on January 13, 2004, relating to the shares of Common Stock.

(2) Incorporated by reference to Exhibit 1 of Form 4, filed with the SEC on May 9, 2003, relating to the shares of Common Stock.

                                  Signatures
                                  ----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Claudio Cavazza is true, complete and correct.

Dated:  January 15, 2004

                                        CLAUDIO CAVAZZA


                                        By:     /s/ MAURIZIO TERENZI
                                                ------------------------------
                                                Maurizio Terenzi, Attorney-in-
                                                fact for Claudio Cavazza



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Dated:  January 15, 2004

                                        PAOLO CAVAZZA


                                        By:     /s/ MAURIZIO TERENZI
                                                ------------------------------
                                                Maurizio Terenzi, Attorney-in-
                                                fact for Paolo Cavazza



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria SpA is true, complete and correct.

Dated:  January 15, 2004

                                       SIGMA-TAU FINANZIARIA SPA


                                       By:     /s/ MAURIZIO TERENZI
                                               ------------------------------
                                               Maurizio Terenzi, Attorney-in-
                                               fact for Sigma-Tau Finanziari SpA

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau International S.A. is true, complete and correct.

Dated:  January 15, 2004

                                   SIGMA-TAU INTERNATIONAL S.A.


                                   By:     /s/ MAURIZIO TERENZI
                                           ------------------------------
                                           Maurizio Terenzi, Attorney-in-fact
                                           for Sigma-Tau International S.A.



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmaceutica L.D.A. is true, complete and correct.

Dated:  January 15, 2004

                                   DEFIANTE FARMACEUTICA L.D.A.


                                   By:     /s/ MAURIZIO TERENZI
                                           ----------------------------------
                                           Maurizio Terenzi, Attorney-in-fact
                                           for Defiante Farmaceutica L.D.A.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Aptafin S.p.A. is true, complete and correct.

Dated:  January 15, 2004


                                   APTAFIN S.P.A.


                                   By:     /s/ MAURIZIO TERENZI
                                           ----------------------------------
                                           Maurizio Terenzi, Attorney-in-fact
                                           for Aptafin S.p.A.



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)